FOURTH SUPPLEMENTAL TRUST INDENTURE

This Fourth Supplemental Trust Indenture is entered into as of the 17th day of January, 2017 between:
ALGONQUIN POWER CO., a trust created and existing under the laws of Ontario (the “Issuer”)
– and –
BNY TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada (the “Trustee”)
WITNESSETH THAT:
WHEREAS the Issuer and the Trustee entered into a trust indenture dated as of July 25, 2011 (the “Original Indenture”) to provide for the creation and issuance of senior unsecured debentures, a first supplemental trust indenture dated as of July 25, 2011 (the “First Supplemental Trust Indenture”) to provide for the creation and issuance of Series 1 Debentures, a second supplemental trust indenture dated as of December 3, 2012 (the “Second Supplemental Trust Indenture”) to provide for the creation and issuance of Series 2 Debentures and a third supplemental trust indenture dated as of January 17, 2014 (the “Third Supplemental Trust Indenture”) to provide for the creation and issuance of Series 3 Debentures (the Original Indenture, as supplemented by the First Supplemental Trust Indenture, the Second Supplemental Trust Indenture and the Third Supplemental Trust Indenture, being referred to herein as the “Indenture”).
AND WHEREAS Section 13.1 of the Indenture provides that the Trustee may enter into indentures supplemental to the Indenture;
AND WHEREAS the Issuer has determined to create and issue a fourth series of Debentures to be designated 4.09% senior unsecured debentures due February 17, 2027 (Series 4) (the “Series 4 Debentures”) and to enter into this fourth supplemental trust indenture (this “Supplemental Indenture”) with the Trustee to provide for such creation and issuance of the Series 4 Debentures.
AND WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Supplemental Indenture, to make the same effective and binding upon the Issuer, and to make the Series 4 Debentures, when certified by the Trustee and issued as provided in the Indenture and this Supplemental Indenture, valid, binding and legal obligations of the Issuer with the benefit and subject to the terms of the Indenture and this Supplemental Indenture;
AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Issuer and not by the Trustee.
NOW THEREFORE it is hereby covenanted, agreed and declared as set forth below.
ARTICLE 1
DEFINITIONS AND AMENDMENTS TO INDENTURE

1.1	Definitions

(a)	All capitalized terms not defined herein shall have the meanings given to them in the Indenture.

(b)
In this Supplemental Indenture and in the Series 4 Debentures, unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the respective meanings indicated:

“Canada Yield Price” shall mean a price equal to the price of the Series 4 Debentures calculated to provide a yield to the Par Call Date, calculated in accordance with generally accepted Canadian financial practice, equal to the Government of Canada Yield calculated at 10:00 a.m. (Toronto time) on the Business Day preceding the date of the issuance by the Issuer of a notice of redemption pursuant to Section 5.3 of the Original Indenture, plus the Canada Yield Price Spread;
“Canada Yield Price Spread” means 59 bps;
“Change of Control” means the occurrence of any one of the following (a) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation, arrangement or consolidation), in one or more series of related transactions, of all or substantially all of the property and assets of the Issuer and its Subsidiaries, taken as a whole, to any person or group of persons acting jointly or in concert for purposes of such transaction, other than, in the case of such a sale, transfer, conveyance or other disposition by the Issuer or its Subsidiaries, to the Issuer or its Subsidiaries; (b) a change in the beneficial owner of the common shares or trust units of the Issuer (unless such new owner is an Affiliate of Parent (including its successors)); or (c) the consummation of any transaction (including, without limitation, any merger, amalgamation, arrangement or consolidation) the result of which is that any person, or group of persons acting jointly or in concert for purposes of such transaction, becomes the beneficial owner, directly or indirectly, of securities of the Issuer to which are attached 50% or more of the votes that may be cast to elect trustees thereof (but excluding for greater certainty any such transaction that results in Parent (including its successors or its Affiliates) becoming such beneficial owner);
“Government of Canada Yield” on any date, with respect to the Series 4 Debentures, shall mean the yield to maturity on such date, compounded semi-annually, which a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to, or if no Government of Canada bond having an equal term to maturity exists, as close as possible to, the remaining term to the Par Call Date of the Series 4 Debentures. The Government of Canada Yield will be the average of the yields determined by two nationally recognized Canadian investment dealers selected by the Issuer;
“Par Call Date” means November 17, 2026 (three months prior to the Stated Maturity);
“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;
“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act; and
“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

(c)	In this Supplemental Indenture, all references to Articles, Sections and Schedules refer, unless otherwise specified, to articles, sections and schedules of or to this Supplemental Indenture.

1.2	Amendments to Indenture
This Supplemental Indenture is supplemental to the Indenture and the Indenture and the Supplemental Indenture shall hereafter be read together and shall have effect, so far as practicable, with respect to the Series 4 Debentures as if all the provisions of the Indenture and this Supplemental Indenture were contained in one instrument. The Indenture is and shall remain in full force and effect with regards to all matters governing the Series 4 Debentures, except as the Indenture is amended, superseded, modified or supplemented by this Supplemental Indenture. Notwithstanding the foregoing, in the event of any inconsistency between the provisions of this Supplemental Indenture and the provisions of the Indenture, the provisions of this Supplemental Indenture shall prevail.
ARTICLE 2
THE SERIES 4 DEBENTURES

2.1	Creation and Designation
There is hereby authorized to be issued under the Indenture a Series of Debentures designated as 4.09% senior unsecured debentures due February 17, 2027 (Series 4). The Series 4 Debentures shall have the terms set forth in this Article 2 and be subject to the applicable provisions of the Indenture.

2.2	Form and Terms of Series 4 Debentures

(a)
The maximum principal amount of Series 4 Debentures authorized for issue is unlimited. The initial issuance of Series 4 Debentures on the date hereof shall be $300,000,000 in the lawful money of Canada. The Series 4 Debentures shall be designated as 4.09% senior unsecured debentures due February 17, 2027 (Series 4).

(b)	The Series 4 Debentures shall mature on February 17, 2027.

(c)
The Series 4 Debentures bear interest from the date of issue at the rate of 4.09% per annum, payable semi-annually in arrears on February 17 and August 17 in each year (each, an “Interest Payment Date”) commencing with a partial semi-annual interest payment payable on February 17, 2017 in an amount equal to $3.4736986 per $1,000 principal amount (less any tax required by law to be deducted) and full semi-annual interest payments payable thereafter in an amount equal to $20.45 per $1,000 principal amount (less any tax required by law to be deducted). The first interest payment on February 17, 2017 shall be in respect of Series 4 Debentures issued on the date hereof and the last such payment (representing interest payable from and including the last Interest Payment Date to, but excluding, the Maturity Date of the Series 4 Debentures or the earlier Redemption Date of the Series 4 Debentures), subject as herein provided, to fall due on February 17, 2027 or the earlier Redemption Date, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually. Interest payable for any period less than a full semi-annual period shall be computed on the basis of a 365 day year and the actual number of days elapsed in the period.

(d)
The Series 4 Debentures may be redeemed at the option of the Issuer, in whole at any time, or in part from time to time, on a Redemption Date determined by the Issuer that is not less than 30 nor more than 60 days after notice of such redemption is given to the holders of the Series 4 Debentures to be redeemed pursuant to Article 5 of the Indenture, (i) prior to the Par Call Date, at a Redemption Price equal to the greater of (a) the Canada Yield Price and (b) par, or (ii) on or after the Par Call Date, at a Redemption Price equal to par, together in each case with accrued and unpaid interest up to but excluding the date fixed for redemption. The Issuer will be responsible for calculating the Redemption Price.

(e)
The Series 4 Debentures shall be issued in denominations of $1,000 and integral multiples of $1,000. Each certificate representing the Series 4 Debentures and the certificate of the Trustee endorsed thereon shall be issued in substantially the form set out in Schedule A to this Supplemental Indenture, with such insertions, omissions, substitutions or other variations as shall be required or permitted by the Indenture and this Supplemental Indenture, and may have imprinted or otherwise reproduced thereon such legends or endorsements, not inconsistent with the provisions of the Indenture or this Supplemental Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by any two Officers of the Issuer executing such Series 4 Debenture in accordance with Section 2.6 of the Indenture, as conclusively evidenced by their execution thereof. Each certificate representing the Series 4 Debentures shall additionally bear such distinguishing letters and numbers as the Trustee shall approve. Notwithstanding the foregoing, the certificate representing the Series 4 Debentures may be in such other form or forms as may, from time to time, be approved by a resolution of the Board of Trustees of the Issuer, or as specified in an Officers’ Certificate. The certificate representing the Series 4 Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

The Series 4 Debentures shall be issued as one or more Global Debentures and the Global Debentures shall be registered in the name of the Depository which, as of the date hereof, shall be CDS Clearing and Depository Services Inc. (or any nominee of the Depository). No beneficial holder shall receive definitive certificates representing their interest in Series 4 Debentures except as provided in Section 2.5 of the Indenture. A Global Debenture may be exchanged for Series 4 Debentures in registered form that are not Global Debentures or transferred to and registered in the name of a Person other than the Depository for such Global Debentures or a nominee thereof, as provided in Section 2.5 of the Indenture.

(f)
Notwithstanding anything to the contrary herein, each Series 4 Debenture initially issued in the United States or to a U.S. person pursuant to Regulation D (and each Series 4 Debenture issued in exchange therefor or in substitution or transfer thereof) shall be issued as definitive Series 4 Debentures as provided in Section 2.5(c) of the Indenture and shall be substantially in the form of Schedule B hereto.

If any Series 4 Debentures are being sold outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations, and provided that the Issuer is a “foreign issuer” within the meaning of Regulation S under the U.S. Securities Act at the time of sale, the restrictive legend set forth on such definitive Series 4 Debentures may be removed by providing a declaration to BNY Trust Company of Canada, as trustee and registrar for the Series 4 Debentures, substantially in the form of Schedule C hereto, together with such additional documentation as the Issuer or the Trustee may require (including an opinion of counsel of recognized standing reasonably satisfactory to the Trustee, that such legend is no longer required under applicable requirements of the U.S. Securities Act); provided, further, that, if any such Series 4 Debentures are being sold pursuant to Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to the Trustee of a written certification or other evidence reasonably satisfactory to the Issuer, from counsel of recognized standing reasonably satisfactory to the Issuer, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

(g)
The Trustee shall be provided with the documents and instruments referred to in Sections 4.1(a), (b) and (c) of the Indenture with respect to the Series 4 Debentures prior to the issuance of the Series 4 Debentures

2.3	Modification of Financial Covenant.
The following requirement of section 6.2(a) of the Indenture shall not apply to the Series 4 Debentures:
“and, Adjusted Assets of the Issuer are in an amount not less than one hundred and thirty percent (130%) of the aggregate principal amount of all Unsecured Indebtedness”
ARTICLE 3
ADDITIONAL MATTERS

3.1	Confirmation of Indenture
The Indenture, as amended and supplemented by this Supplemental Indenture, is in all respects confirmed.

3.2	Acceptance of Trusts
The Trustee hereby accepts the trusts in this Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.

3.3	Governing Law
This Supplemental Indenture and the Series 4 Debentures shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated, in all respects, as Ontario contracts.

3.4	Further Assurances
The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Supplemental Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of the Indenture and this Supplemental Indenture and carry out its provisions.

3.5	Counterparts and Formal Date
This Supplemental Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and all such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of January 17, 2017.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]
IN WITNESS WHEREOF the parties hereto have executed this Supplemental Indenture.

ALGONQUIN POWER CO.

By:_(signed) “Ian Robertson”_______
Name: Ian Robertson
Title: Chief Executive Officer

By:__(signed) “David Bronicheski”___
Name: David Bronicheski
Title: Chief Financial Officer

BNY TRUST COMPANY OF CANADA, as Trustee

By:__(signed) “J. Steven Broude” ___
Authorized Signatory

SCHEDULE A
“This Debenture is a Global Debenture within the meaning of the Indenture hereinafter referred to and is registered in the name of a Depository or a nominee thereof.
Unless permitted under securities legislation, the holder of this security must not trade the security before the date that is 4 months and a day after the later of (I) January 17, 2017, and (II) the date the issuer became a reporting issuer in any province or territory.
Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to Algonquin Power Co. or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & Co., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & Co., or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & Co., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.”
No. 1 CUSIP: 01585PAG0         ISIN: CA01585PAG06

ALGONQUIN POWER CO.
(A trust established under the laws of Ontario)
4.09% SENIOR UNSECURED DEBENTURE
DUE FEBRUARY 17, 2027 (SERIES 4)
ALGONQUIN POWER CO. (the “Issuer”) for value received hereby acknowledges itself indebted and, subject to the provisions of the indenture (the “Original Indenture”) dated as of July 25, 2011 between the Issuer and BNY Trust Company of Canada (the “Trustee”), as amended by a first supplemental trust indenture (the “First Supplemental Trust Indenture”) dated as of July 25, 2011, a second supplemental trust indenture (the “Second Supplemental Trust Indenture”) dated as of December 3, 2012, a third supplemental trust indenture (the “Third Supplemental Trust Indenture”) dated as of January 17, 2014 and a fourth supplemental trust indenture (the “Fourth Supplemental Trust Indenture”) dated as of January 17, 2017 (the Original Indenture as supplemented by the First Supplemental Trust Indenture, the Second Supplemental Trust Indenture, the Third Supplemental Trust Indenture and the Fourth Supplemental Trust Indenture being referred to as the “Indenture”) between the Issuer and the Trustee, promises to pay to the registered holder hereof on February 17, 2027 (the “Maturity Date”) or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture, the principal sum of [__] ($[__]) in lawful money of Canada on presentation and surrender of this 4.09% senior unsecured debenture due February 17, 2027 (Series 4) (the “Series 4 Debentures”) at the principal office of the Trustee in Toronto, Ontario in accordance with the terms of the Indenture. The Series 4 Debentures shall, subject as herein provided, bear interest on the principal amount hereof from the date of issue, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 4.09% per annum, in like money, commencing with a partial semi-annual interest payment payable on February 17, 2017 in an amount equal to $3.4736986 per $1,000 principal amount (less any tax required by law to be deducted) and full semi-annual interest payments payable thereafter in arrears on February 17 and August 17 in each year in an amount equal to $20.45 per $1,000 principal amount (less any tax required by law to be deducted). The last interest payment representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date or earlier Redemption Date shall fall due on the Maturity Date or earlier Redemption Date and, should the Issuer at any time make default in the payment of any principal or interest, the Issuer shall pay interest on the amount in default at the same rate, in like money and on the same dates on which interest is otherwise payable. Interest payable for any period less than a full semi-annual period shall be computed on the basis of a 365 day year and the actual number of days elapsed in the period. Interest hereon shall be payable by cheque mailed by prepaid ordinary mail to the registered holder hereof or by electronic transfer of funds to the registered holder hereof, and subject to the provisions of the Indenture, the mailing of such cheque or the sending of such electronic transfer of funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Series 4 Debenture.
This Series 4 Debenture is one of the Debentures of the Issuer issued or issuable in one or more series under the provisions of the Original Indenture. The maximum principal amount of Series 4 Debentures authorized for issue is unlimited. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Series 4 Debentures are or are to be issued and held and the rights and remedies of the holders of the Series 4 Debentures and of the Issuer and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth, and to all of which provisions the holder of this Series 4 Debenture by acceptance hereof assents.
The Series 4 Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Series 4 Debentures of any denomination may be exchanged for an equal aggregate principal amount of Series 4 Debentures in any other authorized denomination or denominations.
The Series 4 Debentures may be redeemed at the option of the Issuer, in whole at any time, or in part from time to time, on a Redemption Date determined by the Issuer that is not less than 30 nor more than 60 days after notice of such redemption is given to the holders of the Series 4 Debentures to be redeemed pursuant to Article 5 of the Indenture, (i) prior to the Par Call Date, at a Redemption Price equal to the greater of (a) the Canada Yield Price and (b) par, or (ii) on or after the Par Call Date, at a Redemption Price equal to par, together in each case with accrued and unpaid interest up to but excluding the date fixed for redemption.
Upon the occurrence of a Change of Control Triggering Event, the Issuer is required to make an offer to purchase all, or any part, of the Series 4 Debentures at a price equal to 101% of the principal amount of such Series 4 Debentures plus accrued and unpaid interest up to, but excluding, the date the Series 4 Debentures are so repurchased.
The indebtedness evidenced by this Series 4 Debenture, and by all other Series 4 Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Issuer, and ranks equally and pari passu with each other and with Debentures of every other series (regardless of their actual dates or terms of issue) and, subject to statutory preferred exceptions, with all other present and future unsubordinated and unsecured indebtedness of the Issuer, except as to sinking fund provisions applicable to different series of Debentures and other similar types of obligations of the Issuer.
The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.
Any payment of money to any holder of Series 4 Debentures shall be reduced by the amount of applicable withholding tax, if any. The Original Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of these Series 4 Debentures or the Indenture.
This Series 4 Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in the registers to be kept at the principal office of the Trustee in Toronto and in such other place or places and/or by such other registrars (if any) as the Issuer with the approval of the Trustee may designate. No transfer of this Series 4 Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe and upon surrender of this Series 4 Debenture for cancellation. Thereupon a new Series 4 Debenture or Series 4 Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.
This Series 4 Debenture shall not become obligatory for any purpose until it shall have been certified by the Trustee under the Indenture.
Capitalized words or expressions used in this Series 4 Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.
If any of the provisions of this Series 4 Debenture are inconsistent with the provisions of the Indenture, the provisions of the Indenture shall take precedence and shall govern.
IN WITNESS WHEREOF ALGONQUIN POWER CO. has caused this Series 4 Debenture to be signed by its authorized representatives as of the 17th day of January, 2017.
ALGONQUIN POWER CO.
By:____________________________

    Name:

    Title:
By:____________________________

    Name:

    Title:

TRUSTEE’S CERTIFICATE
This Series 4 Debenture is one of the 4.09% Senior Unsecured Debentures due February 17, 2027 (Series 4) referred to in the Indenture within mentioned.
BNY TRUST COMPANY OF CANADA, as Trustee

By:___________________________

    (Authorized Officer)

(FORM OF REGISTRATION PANEL)
(No writing hereon except by Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Trustee or Registrar
CDS & Co.

ALGONQUIN POWER CO.
4.09% SENIOR UNSECURED DEBENTURE DUE FEBRUARY 17, 2027 (SERIES 4)
Initial Principal Amount: $            CUSIP: 01585PAG0
Authorization:
ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization

SCHEDULE B
“This Debenture is a Global Debenture within the meaning of the Indenture hereinafter referred to and is registered in the name of a Depository or a nominee thereof.
Unless permitted under securities legislation, the holder of this security must not trade the security before the date that is 4 months and a day after the later of (I) January 17, 2017, and (II) the date the issuer became a reporting issuer in any province or territory.
“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF ALGONQUIN POWER CO. (THE “ISSUER”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE ISSUER, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S (“REGULATION S”) UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, (D) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT; OR (E) IN A TRANSACTION THAT IS OTHERWISE EXEMPT FROM OR DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) ABOVE, A WRITTEN CERTIFICATION OR OTHER EVIDENCE SATISFACTORY TO THE ISSUER, ACTING REASONABLY, OR IN THE CASE OF TRANSFERS PURSUANT TO (E) ABOVE, A LEGAL OPINION SATISFACTORY TO THE ISSUER, ACTING REASONABLY, MUST FIRST BE PROVIDED. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON SECURITIES EXCHANGES IN CANADA. PROVIDED THAT THE ISSUER IS A “FOREIGN ISSUER” WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM THE TRUSTEE AND REGISTRAR FOR THESE SECURITIES UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE TRUSTEE AND REGISTRAR AND THE ISSUER, TO THE EFFECT THAT SUCH SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.
EACH HOLDER OF THIS DEBENTURE (OR OF A BENEFICIAL INTEREST IN THIS DEBENTURE) THAT IS SUBJECT TO TITLE I OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”), OR ANY FEDERAL, STATE, LOCAL OR NON-U.S. LAW OR REGULATION THAT IS SUBSTANTIALLY SIMILAR TO THE PROVISIONS OF TITLE I OF ERISA OR SECTION 4975 OF THE CODE OR THAT OTHERWISE RESTRICTS INVESTMENTS BY SUCH HOLDER (A “SIMILAR LAW”), BY ACCEPTING THIS DEBENTURE (OR A BENEFICIAL INTEREST IN THIS DEBENTURE), IS DEEMED TO REPRESENT THAT ITS PURCHASE AND HOLDING OF THIS DEBENTURE (OR A BENEFICIAL INTEREST IN THIS DEBENTURE) DOES NOT CONSTITUTE AND WILL NOT RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER TITLE I OF ERISA OR SECTION 4975 OF THE CODE DUE TO THE APPLICABILITY OF A STATUTORY OR ADMINISTRATIVE EXEMPTION FROM THE PROHIBITED TRANSACTION RULES (OR, IF THE HOLDER IS SUBJECT TO ANY SIMILAR LAW, SUCH PURCHASE AND HOLDING DOES NOT CONSTITUTE AND WILL NOT RESULT IN A VIOLATION OF SUCH SIMILAR LAW).”
Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to Algonquin Power Co. or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & Co., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & Co., or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & Co., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.”
No. 2 CUSIP: 01585PAH8 ISIN: CA01585PAH88

ALGONQUIN POWER CO.
(A trust established under the laws of Ontario)
4.09% SENIOR UNSECURED DEBENTURE
DUE FEBRUARY 17, 2027 (SERIES 4)
ALGONQUIN POWER CO. (the “Issuer”) for value received hereby acknowledges itself indebted and, subject to the provisions of the indenture (the “Original Indenture”) dated as of July 25, 2011 between the Issuer and BNY Trust Company of Canada (the “Trustee”), as amended by a first supplemental trust indenture (the “First Supplemental Trust Indenture”) dated as of July 25, 2011, a second supplemental trust indenture (the “Second Supplemental Trust Indenture”) dated as of December 3, 2012, a third supplemental trust indenture (the “Third Supplemental Trust Indenture”) dated as of January 17, 2014 and a fourth supplemental trust indenture (the “Fourth Supplemental Trust Indenture”) dated as of January 17, 2017 (the Original Indenture as supplemented by the First Supplemental Trust Indenture, the Second Supplemental Trust Indenture, the Third Supplemental Trust Indenture and the Fourth Supplemental Indenture being referred to as the “Indenture”) between the Issuer and the Trustee, promises to pay to the registered holder hereof on February 17, 2027 (the “Maturity Date”) or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture, the principal sum of [__] ($[__]) in lawful money of Canada on presentation and surrender of this 4.09% senior unsecured debenture due February 17, 2027 (Series 4) (the “Series 4 Debentures”) at the principal office of the Trustee in Toronto, Ontario in accordance with the terms of the Indenture. The Series 4 Debentures shall, subject as herein provided, bear interest on the principal amount hereof from the date of issue, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 4.09% per annum, in like money, commencing with a partial semi-annual interest payment payable on February 17, 2017 in an amount equal to $3.4736986 per $1,000 principal amount (less any tax required by law to be deducted) and full semi-annual interest payments payable thereafter in arrears on February 17 and August 17 in each year in an amount equal to $20.45 per $1,000 principal amount (less any tax required by law to be deducted). The last interest payment representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date or earlier Redemption Date shall fall due on the Maturity Date or earlier Redemption Date and, should the Issuer at any time make default in the payment of any principal or interest, the Issuer shall pay interest on the amount in default at the same rate, in like money and on the same dates on which interest is otherwise payable. Interest payable for any period less than a full semi-annual period shall be computed on the basis of a 365 day year and the actual number of days elapsed in the period. Interest hereon shall be payable by cheque mailed by prepaid ordinary mail to the registered holder hereof or by electronic transfer of funds to the registered holder hereof, and subject to the provisions of the Indenture, the mailing of such cheque or the sending of such electronic transfer of funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Series 4 Debenture.
This Series 4 Debenture is one of the Debentures of the Issuer issued or issuable in one or more series under the provisions of the Original Indenture. The maximum principal amount of Series 4 Debentures authorized for issue is unlimited. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Series 4 Debentures are or are to be issued and held and the rights and remedies of the holders of the Series 4 Debentures and of the Issuer and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth, and to all of which provisions the holder of this Series 4 Debenture by acceptance hereof assents.
The Series 4 Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Series 4 Debentures of any denomination may be exchanged for an equal aggregate principal amount of Series 4 Debentures in any other authorized denomination or denominations.
The Series 4 Debentures may be redeemed at the option of the Issuer, in whole at any time, or in part from time to time, on a Redemption Date determined by the Issuer that is not less than 30 nor more than 60 days after notice of such redemption is given to the holders of the Series 4 Debentures to be redeemed pursuant to Article 5 of the Indenture, (i) prior to the Par Call Date, at a Redemption Price equal to the greater of (a) the Canada Yield Price and (b) par, or (ii) on or after the Par Call Date, at a Redemption Price equal to par, together in each case with accrued and unpaid interest up to but excluding the date fixed for redemption.
Upon the occurrence of a Change of Control Triggering Event, the Issuer is required to make an offer to purchase all, or any part, of the Series 4 Debentures at a price equal to 101% of the principal amount of such Series 4 Debentures plus accrued and unpaid interest up to, but excluding, the date the Series 4 Debentures are so repurchased.
The indebtedness evidenced by this Series 4 Debenture, and by all other Series 4 Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Issuer, and ranks equally and pari passu with each other and with Debentures of every other series (regardless of their actual dates or terms of issue) and, subject to statutory preferred exceptions, with all other present and future unsubordinated and unsecured indebtedness of the Issuer, except as to sinking fund provisions applicable to different series of Debentures and other similar types of obligations of the Issuer.
The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.
Any payment of money to any holder of Series 4 Debentures shall be reduced by the amount of applicable withholding tax, if any. The Original Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of these Series 4 Debentures or the Indenture.
This Series 4 Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in the registers to be kept at the principal office of the Trustee in Toronto and in such other place or places and/or by such other registrars (if any) as the Issuer with the approval of the Trustee may designate. No transfer of this Series 4 Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe and upon surrender of this Series 4 Debenture for cancellation. Thereupon a new Series 4 Debenture or Series 4 Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.
This Series 4 Debenture shall not become obligatory for any purpose until it shall have been certified by the Trustee under the Indenture.
Capitalized words or expressions used in this Series 4 Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.
If any of the provisions of this Series 4 Debenture are inconsistent with the provisions of the Indenture, the provisions of the Indenture shall take precedence and shall govern.
IN WITNESS WHEREOF ALGONQUIN POWER CO. has caused this Series 4 Debenture to be signed by its authorized representatives as of the 17th day of January, 2017.
ALGONQUIN POWER CO.

By:____________________________

    Name:

    Title:

By:____________________________

    Name:

    Title:

TRUSTEE’S CERTIFICATE
This Series 4 Debenture is one of the 4.09% Senior Unsecured Debentures due February 17, 2027 (Series 4) referred to in the Indenture within mentioned.
BNY TRUST COMPANY OF CANADA, as Trustee

By:___________________________

    (Authorized Officer)

(FORM OF REGISTRATION PANEL)
(No writing hereon except by Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Trustee or Registrar

ALGONQUIN POWER CO.
4.09% SENIOR UNSECURED DEBENTURE DUE FEBRUARY 17, 2027 (SERIES 4)
Initial Principal Amount: $            CUSIP: 01585PAH8
Authorization:
ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization

SCHEDULE C

DECLARATION FOR REMOVAL OF LEGEND
TO:        ALGONQUIN POWER CO.

AND TO:	BNY Trust Company of Canada, as registrar and transfer agent for the Series 4 Debentures of ALGONQUIN POWER CO.

The undersigned (A) acknowledges that the sale of ___________ Series 4 Debentures of ALGONQUIN POWER CO. (the “Issuer”) to which this declaration relates, represented by certificate number _________, is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (B) certifies that (1) it is not an “affiliate” (as defined in Rule 405 under the U.S. Securities Act) of the Issuer, (2) the offer of such securities was not made to a person in the United States or to a U.S. person and at the time the buy order was originated, the buyer was outside the United States and was not a U.S. person, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States and was not a U.S. person, (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S under the U.S. Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated:
Name of Seller

By:
Name Title